Mail Stop 3561

November 28, 2007

James J. Bender, Esq.
General Counsel
Williams Pipeline GP LLC
One Williams Center, Suite 4900
Tulsa, Oklahoma 74172-0172

> **Re: Williams Pipeline Partners L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 29, 2007**
> **File No. 333-146015**

Dear Mr. Bender:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary, page 1

1. We note your response to comment 6 in our letter dated October 11, 2007. Specifically, we note your belief "that it is helpful to explain to investors what the various references to [you] mean throughout the document." Nevertheless, please explain to investors what the various references to you mean without using defined terms.

2. We note your response to comment 7 in our letter dated October 11, 2007. Your Summary section is still too long and repeats much of the information fully discussed in the body of your document. Again, the Summary is only intended to provide a <u>brief</u> snapshot of the offering.

Risk Factors, page 17

3. We note your response to comment 8 in our letter dated October 11, 2007. In your first full risk factor on page 21, please discuss whether there is a current, material risk to you that, upon expiration of the primary terms of existing transportation and storage contracts, your general partner will not be able to extend contracts with existing customers or obtain replacement contracts at favorable rates or on a long-term basis.

Northwest's debt agreements impose restrictions on it that may adversely…, page 25

4. We note your response to comment 10 in our letter dated October 11, 2007. However, you continue to state that The Williams Companies, Inc. has a credit agreement, to which Northwest Pipeline Corporation is a party, that contains covenants restricting or limiting Northwest's ability to create liens supporting indebtedness, sell assets, make certain distributions, and incur additional debt. However, in the next risk factor, you state that Northwest is not prohibited from incurring indebtedness. Please revise or advise.

Assumptions and Considerations, page 53

5. We note your response to comment 17 in our letter dated October 11, 2007. Please tell us how you have revised your disclosures under this heading to comply with our comment. For example, your disclosures still suggest that you expect actual operating revenues to be $419.8 million. If $419.8 million is actually the minimum level of revenues required to fund your minimum distribution, you should revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results…, page 79

Factors That Impact Northwest's Business, page 81

6. We note your response to comment 19 in our letter dated October 11, 2007. In this section, you describe the key factors that impact your business, including the supply and demand for natural gas in your markets, your customers' requirements, and government regulations. Please discuss the known material trends, demands, commitments, events, or uncertainties of these factors that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, income, or results in your liquidity decreasing or increasing in any material way. For example, you state that you monitor your market areas for both short-term and long-term shifts in natural gas supply and demand. Please discuss the short-term and long-term trends in natural gas supply and demand that are known to you, how they will impact you, and how you will respond to them.

Industry Overview, page 97

    7. We note your response to comment 25 in our letter dated October 11, 2007. Please disclose the web address that you provided in your response in your document.

Business Strategies, page 101

    8. We note your response to comment 27 in our letter dated October 11, 2007. You state that other than the natural gas transportation projects described currently, you have no additional development projects sufficiently near fruition to warrant disclosure. Therefore, please disclose this in your document.

    9. We note your response to comment 29 in our letter dated October 11, 2007. Please disclose how Northwest Pipeline Corporation's pipeline system and related storage facilities "have been well maintained" and how its approach to maintenance spending and integrity testing is "pro-active."

Parachute Lateral, pate 108

    10. We note your responses to comments 33 and 38 in our letter dated October 11, 2007. Please include those responses in appropriate locations in your document.

Financial Statements, page F-1

Williams Pipeline Partners L.P. Unaudited Pro Forma Statements of Income, page F-3

    11. We note your response to comment 39 in our letter dated October 11, 2007. Please apply your SAB Topic 1:B:3 pro forma per share calculations to only your post-adjusted annual and interim columns. Also, please limit presentation of these pro forma per share figures to your pro forma financial statement footnotes.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lucy Schlauch, Esq.
        Holland & Hart LLP
        Via Facsimile